                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                  4th Amendment

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                               CORE SYSTEMS, INC.
                 ----------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



                  NEVADA                               88-0390251
     -------------------------------               -------------------
     (STATE OR OTHER JURISDICTION OF                (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)



         12618 BIRCHBROOK COURT, POWAY CA                      92064
     ---------------------------------------                ----------
     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)



            (619)699-1750
     ---------------------------
     (ISSUER'S TELEPHONE NUMBER)



           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

     TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                     EACH CLASS IS TO BE REGISTERED


--------------------------------          --------------------------------------

--------------------------------          --------------------------------------




           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:


                          Common Stock - .001 Par Value
                                (TITLE OF CLASS)

                                     PART 1

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS


General

Core Systems, Inc. is filing this Form 10-SB on a voluntary basis in order to make Core Systems' financial information available to any interested parties or investors and meet registration requirements for publicly traded securities on the OTC Electronic Bulletin Board. The Company will file an information statement with a sponsoring NASD Broker-Dealer for listing of its securities on the OTC Bulletin Board upon completion of the comment period for the Company's Form 10- SB.

Business Development

Core Systems, Inc. was incorporated in Nevada on February 19, 1997 for the purpose of developing cost efficient methods of pipe restoration in commercial and residential buildings. Management participated in advanced methods of pipe restoration projects through twenty commercial construction jobs in Southern California in 1997 and 1998. After consideration of competitive methods, the board of directors voted in March 1999 to seek capital and began development of the Company's business plan. During March and April 1999, the Company raised capital through the sale of common stock to investors.

There have been no bankruptcy, receivership or similar proceedings.

In the ordinary course of business there have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets.

Business of the Issuer

The Company currently is in a development stage, and although it has formed its business plan, it has conducted no operating activities and will not proceed with its business plan until such time as it receives additional funding through the sale of securities pursuant to a private placement. The Company intends to implement its business plan to offer its pipe restoration services to commercial and residential building owners in California in the first quarter or second quarter of 2000. Management has identified older buildings and residences in large cities such as Los Angeles and San Francisco which are areas with a large number of multi-unit residential and commercial buildings which were constructed prior to 1980. After the first two years, the Company intends to market its pipe restoration services in the states of Oregon in year three and Washington in year four. Its services specifically involve a process of cleaning aged pipes in buildings that carry fresh and waste water, and then applying commercially available epoxy coatings under high pressure to coat and seal the pipes in order to double or triple the life of these pipes compared to the normal thirty to forty year life of replacement pipe. Management has determined this type of pipe restoration is between forty and fifty percent less costly than traditional construction processes of removing existing pipes and installing new pipes in older building frames and foundations. According to pipe coating suppliers such as Armour Coat Corporation, epoxy coatings for pipe restoration have been used for over twelve years in Europe, in commercial vessel repair, and by the U.S. Navy. This process has only found applications in commercial and residential construction in the United States during the last two years. Because of the relative newness of this process, Management has only found two plumbing contractors in the State of California who are currently offering this type of pipe repair. Building owners have used traditional pipe replacement methods because they are not aware of the advantages of using pipe relining, or there are no plumbing contractors offering this service in their area.

While Management has not conducted national or state-wide pipe restoration industry studies, and is unaware of any such studies, Management's experience in securing pipe restoration contracts throughout Southern California indicates there are currently approximately 10,000 buildings suitable for pipe restoration work in California. Management has observed the growth patterns and it is Managements opinion that the market is growing at a rate of 1,000 to 2,000 buildings per year for this type of work as buildings continue to age.

Over the next twelve months the Company intends to take the following steps in order to make its pipe restoration services available in California: during the first six months raise capital of $800,000 to $1,000,000 through the sale of securities pursuant to a private placement, during the second six months open one office in Los Angeles with a budget of $500,000. Management will use its knowledge and experience to hire six plumbers and one manager, train all employees, and provide all required equipment, office furnishings, and marketing.

The Company has no new product or service planned or announced to the public.

The pipe restoration business competition consists primarily of small plumbing contractors who advertise directly through construction trade newspapers and trade journals. In addition, these plumbing contractors examine county and city property tax records to identify owners of older buildings for direct mailing campaigns. Management estimates there are approximately two hundred fifty general plumbing contractors in the San Diego area, of which, approximately twenty five offer traditional pipe removal and replacement services, and one, S. Mori Plumbing which offers pipe relining. Management estimates that San Francisco has a comparable number of general plumbing contractors and pipe removal and replacement plumbing contractors, while Los Angeles has over one thousand five hundred general plumbing contractors and over one hundred and fifty pipe removal and replacement plumbing contractors. Through discussions with pipe coating suppliers such as Armour Coat Corporation, Management is aware that there are no pipe relining plumbing contractors in the San Francisco area, and there is one plumbing contractor in Los Angeles, Dempsey Construction, which does offer pipe relining. As Core Systems, Inc. is a development stage company, the size and financial strengths of the Company's competitors are substantially greater than those of the Company. Although Management has limited access to in-depth information regarding the operations of the Company's competitors, Management believes that the Company can effectively compete because of Management's extensive knowledge of plumbing and pipe restoration services and the cost efficiency of its technology.

The Company's President has been responsible for commercial and residential pipe restoration projects for nine years in Southern California, seven years in traditional renovation through removal and replacement of pipes as part of his plumbing business, and two years in pipe relining methods. His experience in twenty pipe relining jobs included: responsible as a subcontractor under the control of another plumbing contractor on five commercial jobs with an average bid price of $100,000, responsible as the plumbing contractor on twelve commercial jobs with an average bid price of $75,000 and three residential jobs with an average bid price of $10,000. All contracts involved conditions of supervising from one to five employees, fixed completion dates and competitive bid prices. This is the basis of Management's extensive knowledge and experience in these plumbing areas. Management is not aware of any significant barriers to the Company's entry into the pipe restoration market, however, the Company at this time has no market share of this market.

Pipe restoration systems are available through a limited number of pipe coating suppliers such as Armour Coat Corporation. While Management has already had several meetings with suppliers, the Company currently has no contracts with suppliers and will not complete contracts with potential suppliers until such time as the Company has sufficient funding of $800,000 to $1,000,000. At this time the Company has no formal contracts with any suppliers or developers/manufacturers and will not initiate negotiations with any potential suppliers until such time as the Company has sufficient funding solely from the sale of its securities.

The Company intends to sell its services to a broad base of multi-unit and commercial property owners and will not depend on any one or a few major customers. When the Company has secured sufficient funding of $800,000 to $1,000,000 solely from the sale of securities through a private placement, it will begin marketing after the first six months of its business plan to these potential customers through trade publications, newspapers, focused mailings and the Internet on its own proposed Web site. Management anticipates starting a Web site during the second year of its business plan. The Company intends to use the Web site to advertise its pipe relining process and educate potential building owners about the features and advantages of pipe relining.

The Company has no current or future business plans involving patents, trademarks, franchises, concessions, royalty agreements, or labor contracts. The Company will only use coating products in its contracts that are certified by the manufacturer to be in full compliance with federal, state, and local government clean water and health mandates.

The Company's business is not subject to material regulation by federal governmental agencies. The Company will be required to meet all state and local governmental building codes and standards. Management personnel are familiar with all California state and local building codes, plumbing and health department regulations, and contractor licensing requirements.

The Company has incurred no research and development costs since inception and has no research and development expenditure plans for the next year.

The Company's only employees are its two officers who will devote as much time as the board of directors determines is necessary to manage the affairs of the Company, however, both officers currently work full time in their own businesses and have performed no other services for the Company other than forming the business plan for the Company, for which they were compensated in restricted shares of stock of the Company. The officers intend to work on a full time basis when the Company is able to provide proper remuneration as discussed in Item 6, "Executive Compensation".

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur. Investors in the Company should be particularly aware of the inherent risks associated with the Company's planned pipe relining services. These risks include a lack of a proven market for the Company's services, lack of assured acceptance by the public of the relatively new pipe relining process offered by the Company, lack of equity funding, and the size of the Company compared to the size of its competitors. Although Management intends to implement its business plan through the foreseeable future and will do its best to mitigate the risks associated with its business plan, there can be no assurance that such efforts will be successful. Currently, Management is concentrating on positioning itself to advance its business plan. Management has no liquidation plans should the Company be unable to receive funding. Should the Company be unable to implement its business plan, Management would investigate all options available to retain value for the shareholders. Among the options that would be considered are: acquisition of another product or technology, or a merger or acquisition of another business entity that has revenue and long-term growth potential. There are no pending arrangements, understandings or agreements with outside parties for acquisitions, mergers or any other material transactions.

Year 2000 Disclosure

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

The Company's Management has hands-on familiarity with all of the software that will be utilized in its business plan and has confirmation from third party suppliers that its current software is certified Year 2000 compatible for all of its computing requirements. In addition, proposed suppliers of office equipment for the Company's business plan have confirmed that embedded technology systems such as micro processors in telephone systems and other non-computer devices that will be purchased per the Company's business plan are already Year 2000 compatible. While the Company has made what it believes to be adequate inquiries of the its software suppliers as to Year 2000 compliance, there can be no guarantee that the software suppliers will be adequately prepared for every possible contingent Year 2000 software problem, which could have, in Management's opinion, immaterial adverse effects on the Company's results of operations. In a reasonably likely worst case scenario, the Company may experience immaterial adverse cash flow effects due to handling Company accounting and scheduling needs on a manual basis instead of utilizing computer systems.

The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software by December 31, 1999, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time.


                                     ITEM 2
                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

Plan of Operation

As of June 30, 1999, the Company had a cash balance of $5,644, which Management believes is sufficient to sustain corporate operations until such time as the Company can raise funding necessary to advance its business plan. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

During the next twelve months, Management's business plan is for the Company to take the following steps to offer its pipe restoration services in California: raise capital of $800,000 to $1,000,000 through the sale of securities pursuant to a private placement during the first six months, open one office in Los Angeles County during the second six months with a budget of $120,000 in equipment, $30,000 in office equipment, $20,000 in furniture & fixtures, $5,000 in supplies, $150,000 in direct labor for plumbers, $40,000 in management salary, $20,000 in office salaries, $24,000 in rent, $50,000 in advertising, $10,000 in insurance, and $25,000 in other operating expenses. The Company will begin bidding pipe restoration jobs in month seven, with anticipated job starts in months nine through twelve. The Company will utilize its own employees for all job contracts. Management anticipates cash flow from job completions to begin near the end of month twelve.

The Company intends to use the capital raised from the private placement to fund the Company's business plan as cash flow from sales is estimated to begin near the end of the twelve month period. Management has experience with bank loans for new corporations in Southern California and has found banks and similar lending institutions require the borrowing company to have two years of successful financial results before any lending is feasible. Management believes raising capital through equity sales for a new company requiring substantive capital needs is more expedient and less costly than utilizing non-traditional lenders or venture capitalist funding.

Management believes it has determined the best method of pipe renovation for its business plan and desires to implement its business plan at this time due to the overall good construction economy in Southern California and the number of aging buildings in Southern California that require the use of the Company's services. The primary determining factor for the Company to implement its business plan now instead of two years ago was the experience Management needed and gained through working with different pipe restoration methods in order to choose the best pipe restoration method for the Company. Other than that experience and the continued overall good construction economy in Southern California during the last two years, there have been no other material developments or acquisitions that have encouraged Management to implement its business plan now.

The Company will face considerable risk in each of its business plan steps, such as difficulty of renting adequate office facilities within its budget, difficulty of hiring competent personnel within its budget, difficulty in completing necessary personnel training within time limits, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company may be forced to reduce its business plan activities to focus on one or a few local construction contracts, seek jobs that pay advance deposits and make progress payments, reduce its planned employee hiring, and delay cash expenditures for goods and services. If the Company could not resolve a possible lack of funding through these steps, it would be forced to rely on its existing cash in the bank and funds loaned by the directors and officers. The Company's officers and directors have no formal commitments or arrangements to advance or loan funds to the Company and no restrictions, limits, or interest rates have been discussed or considered.

In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, suspend all cash intensive activities. Without necessary cash flow, the Company would have to reduce its activities until such time as necessary funds could be raised in the equity securities market or seek a merger or acquisition (as a parent or target) of another business entity that has revenue and/or long-term growth potential.

There are no current plans for additional product research and development. There are no current plans to purchase or sell any significant amount of fixed assets. The Company's business plan provides for an increase of seven employees during the next twelve months.

Results of Operations

There were no revenues from sales for the period ended June 30, 1999. The Company sustained a net loss of $3,656 for the nine months ended June 30, 1999, and a net loss $3,656 since inception. The losses were primarily due to operational expenses of management fees paid to the Company's officers in the form of restricted stock for their services developing the Company's business plan - $2,000, professional fees for accounting services - $1,500, and annual state filing fees of $85. The Company will incur future professional fees and filing fees in order to remain current in it's required SEC filings.

The Company's auditors have included a statement and footnotes in their audit of the Company's financial statements that assume the Company will continue as a going concern even though there is substantial doubt about the Company's ability to do so because of recurring losses from operations and a lack of revenues. However, the Company's current financial condition is due to its current reduced level of operations as a development stage company. Management intends to implement its business plan which is predicated on its ability to raise sufficient capital through the sale of equity securities. Management assumes the Company will be able to reach its business plan goals and continue as a going concern through the steps listed in its "Plan of Operations" above.

Liquidity and Capital Resources

As of June 30, 1999, the Company had $5,644 cash on hand and in the bank. The Company is a development stage company which will have no operating activities requiring significant outlays of capital until it is able to raise additional capital of $800,000 to $1,000,000 solely through the sale of its securities through a private placement during the first six months of its business plan.


                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address is 12618 Birchbrook Court, Poway, CA 92064. The principal executive office and telephone number are located within the home of Mr. Vic Barger, President and Director of the Company, and provided at no cost. As the Company currently is in a development stage and conducts no operating activities, the total costs since inception associated with the use of the telephone and mailing address were estimated by management to be less than one dollar as the telephone and mailing address were almost exclusively used by the officer for other business and personal purposes. There is no formal lease agreement between Mr. Barger and the Company for the use of the premises. Management considers the Company's current principal office space arrangement adequate for current and short-term estimated growth during the first six months of the Company's business plan.

                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT


The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - June 30,1999:


Title Of             Name &                                             Amount &                       Percent
Class                Address                                            Nature of owner                Owned
--------             -------                                            ---------------                -------
Common               Vic Barger                                         330,000 (a)                    10.8%
                     12618 Birchbrook Court
                     Poway, CA 92064

Common               A. Tasso Tsalamandris                              330,000 (b)                    10.8%
                     1906 West King Edward Avenue
                     Vancouver, BC V6J 2W6

Total Shares Owned by Officer &
Directors as a Group                                                    660,000                        21.6%


(a) Mr. Barger received 10,000 shares of the Company's common stock on March 11, 1999 for his services developing the Company's business plan. 320,000 shares of the Company's common stock were issued to him per a 32 for 1 stock split on April 30, 1999.

(b) Mr. Tsalamandris received 10,000 shares of the Company's common stock on March 11, 1999 for his services developing the Company's business plan. 320,000 shares of the Company's common stock were issued to him per a 32 for 1 stock split on April 30, 1999.



                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose terms will expire in March 2000, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                    Age       Position         Date First Elected
Vic Barger                        41        President,       3/11/99
12618 Birchbrook Court                      Secretary,
Poway, CA 92064                             Director

A. Tasso Tsalamandris             34        Treasurer,       4/3/98
1906 King Edward Avenue                     Director
Vancouver BC V6J 2W6


Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.


Resumes

Vic Barger, President, Secretary & Director

1990 - Current          President, CVB Plumbing, Heating & Air, Inc. Company
                        provides services and repair, replacement and new installation. Developer of new services and technology for plumbing, heating and air conditioning trades.
                        Serves all of San Diego County.


A. Tasso Tsalamandris, Treasurer & Director


1996 - Current          Independent Consultant providing business process design
                        and integrated systems implementation to mechanical & plumbing business clients.

1989 - 1996             Senior Regulatory Analyst for BC Gas Utility. Conducted
                        specialized financial analysis for various gas industry projects.

                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.


                           SUMMARY COMPENSATION TABLE

                                                    Other
Name &                                              annual         Restricted                          LTIP        All other
principle                      Salary     Bonus     compen-           stock          Options         Payouts        compen-
position             Year        ($)        ($)     sation ($)      awards ($)         SARs            ($)         sation ($)
-----------------------------------------------------------------------------------------------------------------------------
V Barger             1997       -0-        -0-         -0-             -0-              -0-            -0-            -0-
President            1998       -0-        -0-         -0-             -0-              -0-            -0-            -0-
                     1999       -0-        -0-         -0-             1,000            -0-            -0-            -0-

Tsalamandris         1997       -0-        -0-         -0-             -0-              -0-            -0-            -0-
Director             1998       -0-        -0-         -0-             -0-              -0-            -0-            -0-
                     1999       -0-        -0-         -0-             1,000            -0-            -0-            -0-

Restricted stock awards to Mr. Barger consisted of 10,000 shares of common stock with a value of $1,000 in consideration for his services developing the Company's business plan as approved by a Board of Directors meeting of March 11, 1999. Restricted stock awards to Mr. Tsalamandris consisted of 10,000 shares of common stock with a value of $1,000 in consideration for his services developing the Company's business plan as approved by a Board of Directors meeting of March 11, 1999.

When the Board of Directors met to determine the value of the officer's services, there was a meeting of the minds based upon individual judgement rather than quantifiable methods that 10,000 shares of restricted common stock for each officer were fair consideration for the development of the Company's business plan for a development stage company with no guaranteed customer market. The stock was valued at $.10 per share, which was the price that non-affiliated private investors paid for shares sold by the Company in April 1999.

There are no current employment agreements between the Company and its executive officers.

The Directors, who are also the Principal Officers, developed a business plan for the Company for which they each were paid 10,000 restricted shares of the Company's stock valued at $1,000. The Company has conducted no operating activities, and, as a consequence, the Directors and Principal Officers will receive no further remuneration until such time as the Company receives sufficient funding necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration for key personnel based upon such factors as positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $15,000 at each month end. When positive cash flows result in a cash balance $15,000 at each month end and appears sustainable the board of directors will readdress compensation for key personnel and enact a plan at that time which will that benefits the Company as a whole. At this time, management cannot accurately estimate when sufficient cash flows will generate the required cash balances necessary to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.

                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


The Company's President currently owns and manages a plumbing business, CVB Plumbing, Heating & Air, Inc., which competes directly with the Company. The Company's bylaws allow directors and officers to participate in contracts and other transactions with other entities in which the directors and officers may have an interest so long as these relationships are fully disclosed to the Company's Board of Directors and the Board authorizes, approves, or ratifies the contracts and other transactions by a majority of a quorum of the Board. The Board is aware of this conflict of interest by the President's participation in a competing plumbing business, however, as the Company is in a development stage with no current operating activities, there is no formal resolution or other written requirement directing the Company's President to spend any time working on the Company's business. The Board has adopted a resolution authorizing the participation by the President in his competing business until such time as the Company secures funding per the timetable set out in its business plan necessary to compensate the President per the terms disclosed in this filing's Executive Compensation section.

While the Company and its President have not formally adopted a plan to resolve any potential or actual conflicts of interest that exist or that may arise, the President has verbally agreed to limit his role in the competing plumbing business to a role of passive investor and devote full time services to the Company after the Company raises capital of $800,000 to $1,000,000 through the sale of securities through a private placement and is able to provide officers' salaries per its business plan.

The Company's officers and directors have no formal commitments or arrangements to rent office space or advance or loan funds to the Company.


                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of

Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(I) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (I) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (I) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. If the Company's stock is listed at a price of less that $5.00 the stock will be a penny stock. As a penny stock the shares could be less liquid than if the stock was not so classified.


                                     PART II

                                     ITEM 1
         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
                          AND OTHER SHAREHOLDER MATTERS

The Company plans to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for the Company's securities. As of April 30, 1999, the Company had 70 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.


                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.


                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES


On March 11, 1999, the shareholders authorized the issuance of 10,000 shares of common stock pursuant to Securities Act Rule 144 for services to each of the officers and directors of the Company for a total of 20,000 Rule 144 shares. Rule 144 provides an objective safe harbor for the resale of these "restricted shares" acquired directly from the issuer in a non-public offering. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

From the period of approximately April 1, 1999 until April 30, 1999, the Company offered and sold 73,000 shares at $0.10 per share to non-affiliated private investors. The Company relied upon Regulation D under the Securities Act of 1993, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent. Each investor was either accredited as defined, or were "sophisticated" purchasers, having prior investment experience or education, and having adequate and reasonable opportunity and access to corporate information. This offering was not accompanied by general advertisement or general solicitation. The Company relied on Rule 504 of Regulation D as the basis of exemption from registration, as identified on Form D as filed with Commission on March 25, 1999. Blue Sky filings were made (where required) in each state that the shares were offered and sold.

Under the Securities Act of 1933 , all sales of an issuers's securities or by a shareholder, must either be made (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

Rule 144 under the 1933 Act sets forth conditions which if satisfied, permit persons holding control securities (affiliated shareholders, i.e., officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated shareholders) to sell such securities publicly without registration. Rule 144 sets forth a holding period for restricted securities to establish that the holder did not purchase such securities with a view to distribute. Under Rule 144, several provisions must be met with respect to the sales of control securities at any time and sales of restricted securities held between one and two years. The following is a summary of the provisions of Rule 144: (a) Rule 144 is available only if the issuer is current in its filings under the Securities an Exchange Act of 1934. Such filings include, but are not limited to, the issuer's quarterly reports and annual reports; (b) Rule 144 allows resales of restricted and control securities after a one year hold period, subjected to certain volume limitations, and resales by non-affiliates holders without limitations after two years; ( c ) The sales of securities made under Rule 144 during any three-month period are limited to the greater of: (i) 1% of the outstanding common stock of the issuer; or (ii) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

On April 30, 1999, the Board of Directors authorized a forward stock split issuing thirty two new shares for every existing outstanding share, resulting in a total of 3,069,000 shares of common stock issued and outstanding.


                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of any fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a pleas of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had a reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under sections 1 and 2, unless ordered by a court or advanced pursuant to section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

           a.        By the stockholders;

           b. By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

           c. If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

           d. If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate of articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than director or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

           a. Does not include any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 2 or for the advancement of expenses made pursuant to section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omission involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

           b. Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

           c. The Company's Articles of Incorporation provides that "the Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Nevada, as amended from time to time."

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.


                                    PART F/S

The audited financial statements of the Company and related notes which are included in this offering have been examined by Barry L. Friedman, PC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                               CORE SYSTEMS, INC.
                       (Formerly Creative Systems, Inc.)
                         (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                 APRIL 30, 1999
                               SEPTEMBER 30, 1998
                               SEPTEMBER 30, 1997

                                TABLE OF CONTENTS


                                                                          PAGE #
                                                                          ------
         INDEPENDENT AUDITORS REPORT                                       F-1


         ASSETS                                                            F-3


         LIABILITIES AND STOCKHOLDERS' EQUITY                              F-4


         STATEMENT OF OPERATIONS                                           F-5


         STATEMENT OF STOCKHOLDERS' EQUITY                                 F-6


         STATEMENT OF CASH FLOWS                                           F-7


         NOTES TO FINANCIAL STATEMENTS                                   F-8 - 13

                          INDEPENDENT AUDITORS' REPORT

Board of Directors             May 27, 1999, except for Note 8,
Core Systems, Inc.             as to which the date is October 22, 1999
San Diego, California

         I have audited the accompanying Balance Sheets of Core Systems, Inc. (A Development Stage Company), as of April 30, 1999, September 30, 1998, and September 30, 1997, and the related statements of operations, stockholders' equity and cash flows for the period October 1, 1998, to April 30, 1999, and the year ended September 30, 1998, and the period February 19, 1997 (inception), to September 30, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Core Systems, Inc. (A Development Stage Company), as of April 30, 1999, September 30, 1998, and September 30, 1997, and the related statements of operations, stockholders' equity and cash flows for the period October 1, 1998, to April 30, 1999, and the year ended September 30, 1998, and the period February 19, 1997 (inception), to September 30, 1997, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         As discussed in Note #8, the accompanying financial statements have been restated as of October 22, 1999 in accordance with the Company's management determination that an error had occurred in the original valuation method utilized by the Company to issue stock for services.

 /s/ BARRY L. FRIEDMAN
---------------------------
Barry L. Friedman
Certified Public Accountant
1582 Tulita Drive
Las Vegas, NV 89123
(702) 361-8414

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)


                                  BALANCE SHEET


                                     ASSETS


                                APRIL      SEPTEMBER     SEPTEMBER
                               30, 1999     30, 1998     30, 1997
                               --------    ---------     ---------
CURRENT ASSETS

     CASH                       $7,274       $    0       $    0
                                ------       ------       ------

     TOTAL CURRENT ASSETS       $7,274       $    0       $    0
                                ------       ------       ------

OTHER ASSETS                    $    0       $    0       $    0
                                ------       ------       ------

     TOTAL OTHER ASSETS .       $    0       $    0       $    0
                                ------       ------       ------

TOTAL ASSETS                    $7,274       $    0       $    0
                                ------       ------       ------


                 See accompanying notes to financial statements

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                   APRIL     SEPTEMBER     SEPTEMBER
                                                 30, 1999    30, 1998      30, 1997
                                                 --------    ---------     ---------
CURRENT LIABILITIES:                             $     0       $    0       $    0
                                                 -------       ------       ------
     TOTAL CURRENT LIABILITIES:                  $     0       $    0       $    0
                                                 -------       ------       ------
STOCKHOLDERS' EQUITY: (Note #4)

     Common stock
     No Par value
     Authorized 25,000 shares
     Issued and outstanding at

     September 30, 1997 -
     None:                                                                  $    0

     September 30, 1998 None:
                                                               $    0
     Common stock
     Par value $0.001
     Authorized 50,000,000 shares
     Issued and outstanding at

     April 30, 1999 -
     3,069,000 shares:                           $ 3,069

     Additional Paid-In Capital                   +6,231            0            0

     Deficit accumulated during
     Development stage:                           -2,026            0            0
                                                 -------       ------       ------
TOTAL STOCKHOLDERS' EQUITY:                      $ 7,274       $    0       $    0
                                                 -------       ------       ------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY:                            $ 7,274       $    0       $    0
                                                 -------       ------       ------


                 See accompanying notes to financial statements

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)


                             STATEMENT OF OPERATIONS


                                Oct. 1,            Year            Year           Feb 19,1997
                                1998 to            Ended           Ended          (Inception)
                                Apr. 30,         Sep. 30,         Sep. 30,         to Apr. 30,
                                  1999             1998             1997             1999
                               ----------       ----------       ----------       ------------
INCOME:
Revenue                        $        0       $        0       $        0       $        0
                               ----------       ----------       ----------        ---------
EXPENSES:

General, Selling and
Administrative:                $    2,026       $        0       $        0       $    2,026
                               ----------       ----------       ----------        ---------


         TOTAL EXPENSES:       $    2,026       $        0       $        0       $    2,026
                               ----------       ----------       ----------        ---------


NET PROFIT/LOSS (-):           $   -2,026       $        0       $        0       $   -2,026
                               ----------       ----------       ----------        ---------
Net Profit/Loss(-)
per weighted share
(Note 1):                      $      NIL       $      NIL       $      NIL       $      NIL
                               ----------       ----------       ----------        ---------

Weighted average
Number of common
shares outstanding:             3,069,000        3,069,000        3,069,000        3,069,000
                               ----------       ----------       ----------        ---------


                 See accompanying notes to financial statements

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)


                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                          Additional        Accumu-
                           Common           Stock          paid-in           lated
                           Shares           Amount         Capital          Deficit
                           ------           ------        ----------        -------
Balance,
September 30, 1997                0       $       0       $       0       $       0

Net loss year ended
September 30, 1998                                                                0
                          ---------       ---------       ---------       ---------

Balance,
September 30, 1998                0       $       0       $       0       $       0

March 11, 1999
Issued for services          20,000              20           1,980

March 25, 1999
Changed par value
From none to
$.001                                             0               0

April 30, 1999,
Issued for cash              73,000       $      73       $   7,227       $

April 30, 1999
Forward stock split
32 for 1                  2,976,000          +2,976          -2,976


Net Loss October 1,
1999, to
April 30, 1999                                                               -2,026
                          ---------       ---------       ---------       ---------

Balance,
April 30, 1999            3,069,000       $   3,069       $  +6,231       $  -2,026
                          ---------       ---------       ---------       ---------



                 See accompanying notes to financial statements

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                                Oct 1,        Year         Year      Feb 17,1997
                               1998, to       Ended        Ended     (Inception)
                               Apr 30,       Sep. 30,     Sep. 30,   to Apr 30,
                                1999          1998         1997         1999
                              ---------      --------     --------   -----------
CASH FLOWS FROM
OPERATING ACTIVITIES

     Net Loss                  $-2,026       $    0       $    0      $-2,026

     Adjustment to
     Reconcile net loss
     To net cash provided
     by operating
     Activities:
     Issue Common Stock
     For Services                2,000            0            0       +2,000

Changes in assets and
Liabilities:                         0            0            0            0
                               -------       ------       ------       ------


NET CASH USED IN
OPERATING ACTIVITIES:          $   -26       $    0       $    0      $   -26

CASH FLOWS FROM
INVESTING ACTIVITIES:                0            0            0            0

CASH FLOWS FROM
FINANCING ACTIVITIES:

     Issuance of Common
     Stock for Cash              7,300            0            0       +7,300
                               -------       ------       ------       ------

Net Increase (decrease)        $ 7,274       $    0       $    0       $7,274

Cash,
Beginning of period:                 0            0            0            0
                               -------       ------       ------       ------

Cash, End of Period:           $ 7,274       $    0       $    0       $7,274
                               -------       ------       ------       ------



                 See accompanying notes to financial statements

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)


                          NOTES TO FINANCIAL STATEMENTS

           APRIL 30, 1999, SEPTEMBER 30, 1998, and SEPTEMBER 30, 1997



NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was organized FEBRUARY 17, 1997, under the laws of the State of Nevada as CREATIVE SYSTEMS, INC. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Accounting Method

                  The Company records income and expenses on the accrual method.

         Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Cash and equivalents

                  The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of April 30, 1999.

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

           APRIL 30, 1999, SEPTEMBER 30, 1998, and SEPTEMBER 30, 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Income Taxes

                  Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.


         Loss Per Share

                  Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of April 30, 1999, the Company had no dilative common stock equivalents such as stock options.

         Year End

                 The Company has selected September 30th as its fiscal year-end.

         Policy in Regards to Issuance of Common Stock in a Non-Cash Transaction

                  The company's accounting policy for issuing shares in a non-cash transaction is to issue the equivalent amount of stock equal to the fair market value of the assets or services received.

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

           APRIL 30, 1999, SEPTEMBER 30, 1998, and SEPTEMBER 30, 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


         Year 2000 Disclosure

                  Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

                  The company's potential software suppliers have verified that they will provide only certified "Year 2000" compatible software for all of the company's computing requirements. Because the company's products and services are sold to the general public with no major customers, the company believes that the "Year 2000" issue will not pose significant operational problems and will not materially affect future financial results.


NOTE 3 - INCOME TAXES

         There is no provision for income taxes for the period ended April 30, 1999, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of September 30, 1999 is as follows:


                 Net operation loss carry forward              $  0
                 Valuation allowance                           $  0

                 Net deferred tax asset                        $  0


         The federal net operating loss carry forward is not applicable.

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

           APRIL 30, 1999, SEPTEMBER 30, 1998, and SEPTEMBER 30, 1997

NOTE 4 - STOCKHOLDERS' EQUITY

         Common Stock

         The authorized common stock of the corporation consists of 50,000,000 shares with a par value $.001 per share.

         Preferred Stock

         Core Systems, Inc. has no preferred stock.

         On March 11, 1999, the Company issued 20,000 shares of its $0.001 par value common stock in consideration of $2000.00 to its two directors, 10,000 shares to each.

         On March 25, 1999, The State of Nevada approved the Company's restated Articles of Incorporation, which changed the par value from no par value to $0.001, and increased its Authorized Common Stock from 25,000 shares to 50,000,000 shares.

         On April 30, 1999, the Company issued 73,000 shares of its $0.001 par value common stock for cash of $7,300.00.

         On April 30, 1999, the Company approved a forward stock split on the basis of 32 for 1, thus increasing the common stock from 93,000 shares to 3,069,000 shares.


NOTE 5 - GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

           APRIL 30, 1999, SEPTEMBER 30, 1998, and SEPTEMBER 30, 1997


NOTE 6 - RELATED PARTY TRANSACTIONS

         The Company neither owns nor leases any real or personal property. An officer of the corporation provides the Company use of a telephone and mailing address without charge as the telephone and mailing address are used almost exclusively by a different corporation owned by the officer. The Company estimates such costs are less than one dollar since inception, are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE 7 - WARRANTS AND OPTIONS

         There are no warrants or options outstanding to acquire any additional share of common stock.


NOTE 8 - CORRECTION OF ERROR IN VALUATION OF STOCK FOR SERVICES


         On October 22, 1999, the Company's directors reviewed the valuation method used in the issuance of stock for services to officers on March 11, 1999. In accordance with Generally Accepted Accounting Principles, the Board recognized the valuation method should have been $.10 per share, representing the fair value paid by unaffiliated purchasers of the Company's common stock at that time, instead of the method originally utilized, par value of $.001.

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

           APRIL 30, 1999, SEPTEMBER 30, 1998, and SEPTEMBER 30, 1997

NOTE 8 - CORRECTION OF ERROR IN VALUATION OF STOCK FOR SERVICES (CONTINUED)


The Company's directors elected to correct the Company's financial statements to reflect the fair value of the stock issued for services. This correction of error in valuation resulted in the following changes in the Company's financial statements:

Balance Sheet as of April 30, 1999

Increase in Additional Paid In Capital of $1,980.


Statement of Operations October 1, 1998 to April 30, 1999

Increase in General, Selling, And Administrative Expenses of $1,980, and increase in Net Loss of $1,980.

Net Loss Per Weighted Share was originally calculated as $.000 (NIL) and as $.000 (NIL) after the correction of error in valuation.


Statement of Changes in Stockholders' Equity as of April 30, 1999

Increase in Additional Paid In Capital of $1,980.


Statement of Cash Flows

Increase in Issue Common Stock For Services of $1,980.

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)


                          INTERIM FINANCIAL STATEMENTS


                                  JUNE 30, 1999
                                  JUNE 30, 1998

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                                    UNAUDITED

                                     ASSETS

                                                  JUNE 30     JUNE 30
                                                    1999       1998
                                                  -------     -------
CURRENT ASSETS
   CASH                                            5,644           0
                                                   -----       -----
TOTAL CURRENT ASSETS                               5,644           0

FIXED ASSETS
                                                   -----       -----
NET FIXED ASSETS                                       0           0

OTHER ASSETS

                                                   -----       -----
TOTAL OTHER ASSETS                                     0           0
                                                   -----       -----
TOTAL ASSETS                                       5,644           0
                                                   =====       =====

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
                                                   -----       -----
TOTAL CURRENT LIABILITIES                              0           0

LONG TERM LIABILITIES
                                                   -----       -----
TOTAL LONG TERM LIABILITIES                            0           0
                                                   -----       -----
TOTAL LIABILITIES                                      0           0

STOCKHOLDERS' EQUITY

     COMMON STOCK - 50,000,000 authorized,         3,069           0
                     3,069,000 issued
     PAID IN CAPITAL                               6,231           0

     BEGINNING RETAINED DEFICIT                        0           0
     NET LOSS                                     -3,656           0
                                                   -----       -----
     ENDING RETAINED DEFICIT                      -3,656           0
                                                   -----       -----
TOTAL STOCKHOLDERS' EQUITY                         5,644           0
                                                   -----       -----
TOTAL LIAB & STOCKHOLDERS' EQUITY                  5,644           0
                                                   =====       =====

                        SEE NOTES TO FINANCIAL STATEMENTS

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)
                                INCOME STATEMENTS
                                    UNAUDITED



                                PERIOD ENDED   PERIOD ENDED
                                  6/30/99        6/30/98
                                ------------   ------------
REVENUE
                                   ------        ------
TOTAL REVENUE                           0             0

DIRECT COSTS
                                   ------        ------
TOTAL COST OF GOODS SOLD                0             0
                                   ------        ------
GROSS PROFIT                            0             0

OPERATING EXPENSES

     MANAGEMENT FEES                2,000             0
     BANK FEES                         71
     ACCOUNTING FEES                1,500
     LICENSES &  FEES                  85
                                   ------        ------
TOTAL OPERATING EXPENSES            3,656             0
                                   ------        ------
LOSS FROM OPERATIONS               -3,656             0


OTHER INCOME & EXPENSE


                                   ------        ------
TOTAL OTHER INCOME & EXPENSE            0             0

                                   ------        ------
LOSS BEFORE TAXES                  -3,656             0

  PROVISION FOR TAXES
                                   ------        ------
NET LOSS                           -3,656             0
                                   ======        ======



                        SEE NOTES TO FINANCIAL STATEMENTS

                               CORE SYSTEMS, INC.
                          (a Development Stage Company)
                            STATEMENTS OF CASH FLOWS
                            FOR THE NINE MONTHS ENDED
                                    UNAUDITED



                                                     JUNE 30        JUNE 30
                                                       1999           1998
                                                     -------        -------
CASH FLOWS FROM OPERATING ACTIVITIES

   NET LOSS                                           -3,656             0

   ADJ TO RECONCILE NET INCOME (LOSS) TO NET
   CASH USED IN OPERATING ACTIVITIES:

   AMORTIZATION                                           0              0

   CHANGES IN ASSETS AND
   LIABILITIES                                            0              0

                                                      ------         -----
NET CASH FLOWS FROM OPERATING ACTIVITIES              -3,656             0


CASH FLOWS FROM INVESTING ACTIVITIES:

   ORGANIZATION COSTS                                     0              0

                                                      -----          -----
NET CASH FLOWS FROM INVESTING ACTIVITIES                  0              0



CASH FLOWS FROM FINANCING ACTIVITIES:

   COMMON STOCK                                       3,069
   PAID IN CAPITAL                                    6,231              0

                                                     ------          -----
NET CASH FLOWS FROM FINANCING ACTIVITIES              9,300              0


NET INCREASE (DECREASE) IN CASH                       5,644              0

CASH AT BEGINNING OF PERIOD                               0              0
                                                     ------          -----

CASH AT END OF PERIOD                                 5,644              0


                        SEE NOTES TO FINANCIAL STATEMENTS

                               CORE SYSTEMS, INC..
                          NOTES TO FINANCIAL STATEMENTS


1. MANAGEMENT'S OPINION

In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position of the company as of June 30, 1999 and 1998 and the results of operations for the nine months ended June 30, 1999 and 1998 and changes in cash for the nine months ended June 30, 1999 and 1998.


2. INTERIM REPORTING

The results of operations for the nine months ended June 30, 1999 and 1998 are not necessarily indicative of the results to be expected for the remainder of the year.


3. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                      Organization and Nature of Operations

The Company was incorporated in Nevada on February 19, 1997. The Company was organized for the purpose of developing cost efficient methods of pipe restoration in commercial and residential buildings. The Company is a development stage company and has not conducted any business activities to date.


                               Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                              Cash and equivalents

For purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of June 30, 1999 and 1998.

                                  Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.


4. GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The Company's officers have verbally committed to advancing the operating costs of the Company interest free, however, there is no formal agreement to advance such funds to the Company. The Company is currently a development stage company which will have no operating activities until such time as Management is able to raise additional capital of $800,000 to $1,000,000 solely through the sale of its securities through a private placement during the first six months of its business plan. Management intends to implement its business plan by beginning operations after raising this additional capital.

                                    PART III

                                    EXHIBITS

Exhibit 2            Plan of acquisition, reorganization or liquidation         None
Exhibit 3(i)         Articles of Incorporation                                  Included in Original Filing
Exhibit 3(ii)        Bylaws                                                     Included in Original Filing
Exhibit 4            Instruments defining the rights of holders                 None
Exhibit 7            Opinion re: liquidation preference                         None
Exhibit 9            Voting Trust Agreement                                     None
Exhibit 10           Material contracts                                         None
Exhibit 11           Statement re: computation of per share earnings            See Financial Stmts.
Exhibit 14           Material foreign patents                                   None
Exhibit 16           Letter on change of certifying accountant                  None
Exhibit 21           Subsidiaries of the registrant                             None
Exhibit 23           Consent of experts and counsel                             Included in Original Filing
Exhibit 24           Power of Attorney                                          None
Exhibit 27           Financial Data Schedule                                    Included
Exhibit 28           Reports furnished to State insurance agencies              None


                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Core Systems, Inc.



Date  12-14-99                          By /s/ VIC BARGER
    -------------------                   --------------------------------------
                                          Vic Barger, President, Sec. & Director


Date  12-14-99                          By  /s/ A.T. TSALAMANDRIS
    -------------------                   --------------------------------------
                                          A.T. Tsalamandris, Treas. & Director